Exhibit 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2021 Capital Product Partners L.P. (the “Partnership,” “CPLP,” “we,” “us” or “our”) had the following series of securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Common units representing limited partnership interests	CPLP	Nasdaq Global Select Market

Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual report”).

COMMON UNITS

The following is a description of the material terms of CPLP’s common units representing limited partner interests. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to CPLP’s limited partnership agreement, as amended (the “Partnership Agreement”) and applicable Marshall Islands law in effect on the date hereof. References to provisions of the Partnership Agreement are qualified in their entirety by reference to the full Partnership Agreement, included as Exhibit I to our Report on Form 6-K, filed with the SEC on February 24, 2010, as Exhibit I to our Report on Form 6-K dated September 30, 2011, as Exhibit II to our Report on Form 6-K/A dated May 23, 2012, as Exhibit II to our Report on Form 6-K dated March 21, 2013 and as Exhibit A to Exhibit I to our Report on Form 6-K dated August 26, 2014.

General

As at December 31, 2021, 19,394,696 common units were issued and outstanding. The common units are in registered form.

Transfer Agent and Registrar

Duties

Computershare serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement.

Organization and Duration

We were organized on January 16, 2007 and have perpetual existence.

Purpose

Our purpose under the Partnership Agreement is to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that may lawfully be conducted by a limited partnership pursuant to the MILPA.

Our General Partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Our General Partner, subject to the direction and supervision of our board of directors, manages our business and affairs and carry out our purpose.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder grants to our General Partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our General Partner the authority to make consents and waivers under the Partnership Agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders.

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner or its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law), or calculating required votes, except for purposes of nominating a person for election to our board, or determining the presence of a quorum or for other similar purposes under our Partnership Agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our Partnership Agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

We will hold a meeting of the limited partners entitled to vote every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. The sole member of our General Partner has the right to appoint three of the eight members of our board of directors with the remaining five directors being elected by our common unitholders. Currently, our board comprises seven members.

In voting their units, our General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

The matters described in the table below require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units. You should note that our General Partner has approval rights in respect of certain of the matters described below.

Action	Unitholder Approval Required and Voting Rights

Issuance of additional units	No approval rights (although our General Partner has approval rights in certain instances).

Amendment of the Partnership Agreement	Certain amendments may be made by our board of directors without the approval of the unitholders if those amendments are also approved by our General Partner. Other amendments generally require the approval of a unit majority and can only be proposed by or with the written consent of our General Partner and our board of directors. Please read “—Amendment of the Partnership Agreement.”

Amendment of the operating agreement of the operating company (as defined in our Partnership Agreement)	Unit majority if such amendment would adversely affect our limited partners in any material respect.

Action	Unitholder Approval Required and Voting Rights

Merger of our partnership or the sale of all or substantially all of our Unit majority if such amendment would adversely affect our limited partners in any material respect and approval of our General Partner and board of assets directors. Please read “—Merger, Sale, or Other Disposition of Assets.”

Dissolution of our partnership Reconstitution of our partnership upon dissolution Election of five of the eight members of our board of directors

Unit majority and approval of our General Partner and our board of directors. Please read “— Termination and Dissolution.”

Unit majority. Please read “—Termination and Dissolution.”

A plurality of the votes of the holders of the common units.

Withdrawal of the General Partner	Our General Partner may withdraw without obtaining unitholder approval upon 90 days’ written notice to our board of directors. Please read “—Withdrawal or Removal of our General Partner.”

Removal of the General Partner	Not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors. Please read “—Withdrawal or Removal of our General Partner.”

Transfer of the general partner interest in us	Our General Partner may transfer all or any part of its General Partner interest in us to another person without the approval of the holders of our outstanding units. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	The incentive distribution rights are freely transferable. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the General Partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the MILPA and that such limited partner otherwise acts in conformity with the provisions of our Partnership Agreement, that partner’s liability under the MILPA will be limited, subject to possible exceptions, to the amount of capital he or she is obligated to contribute to us for his or her units plus his or her share of any undistributed profits and assets. If a court determined, however, that limited partners “participated in the control” of our business for the purposes of the MILPA, then such limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our General Partner, to persons who transact business with us who reasonably believe, based on the limited partner’s conduct, that the limited partner is a general partner. Neither our Partnership Agreement nor the MILPA specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the MILPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceeds the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The MILPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the MILPA shall be liable to the limited partnership for the amount of the distribution for three years after the date of such distribution. Under the MILPA, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which we conduct business, which may include qualifying to do business in those jurisdictions.

Issuance of Additional Securities

The Partnership Agreement authorizes us to issue an unlimited amount of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. Our General Partner will have the right to approve issuances of additional securities that are not reasonably expected to be accretive to equity within 12 months of issuance or which would otherwise have a material adverse impact on our General Partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the assumption and/or the issuance of debt, subject to market conditions, as further described elsewhere herein. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Marshall Islands law and the provisions of our Partnership Agreement, we may also issue additional partnership securities interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its General Partner interest in us, which is currently 1.8%. Our General Partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our General Partner does not elect to maintain its then-applicable General Partner interest in us. Our General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Tax Status

The Partnership Agreement provides that the partnership will elect to be taxed as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by or with the consent of our General Partner and our board of directors. However, neither our General Partner nor our board of directors will have a duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of both our board of directors and our General Partner is required, as well as approval of the holders of the number of units required to approve the amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

Except as set forth below, no amendment may:

(1)	increase the obligations of any limited partner without its consent, unless such increase is deemed to occur as a result of an amendment approved in accordance with sub-paragraph (2) below;

(2)

have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests unless approved by the holders of not less than a majority of the outstanding units of the class affected, voting together as a single class;

(3)

increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner or any of its affiliates without the consent of the General Partner, which may be given or withheld at its option;

(4)	change the term of our partnership;

(5)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our General Partner and our board of directors that is approved by the holders of a unit majority; or

(6)

give any person the right to dissolve our partnership other than the right of our General Partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our Partnership Agreement preventing the amendments having the effects described in clauses (1) through (6) above can only be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates).

No Unitholder Approval

Our board of directors may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

(3)

a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)

an amendment that is necessary, upon the advice of our counsel, to prevent us or our directors or our General Partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisers Act of 1940, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)

an amendment that our board of directors and, if required by the terms of the Partnership Agreement, our General Partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6)	any amendment expressly permitted in the Partnership Agreement to be made by our board of directors acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8)

any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our Partnership Agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

All amendments reflecting matters described in (1) through (11) above require the approval of our General Partner.

In addition, our board of directors may make amendments to the Partnership Agreement without the approval of any limited partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

(2)

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands or other authority or contained in any statute;

(3)

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)

are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the Partnership Agreement; or are required to effect the intent expressed in the IPO registration statement or any future prospectus or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

All amendments reflecting matters described in (1) through (4) above require the approval of our General Partner.

Opinion of Counsel and Unitholder Approval

Neither our General Partner nor our board of directors will be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability of any of our limited partners under applicable law.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiaries

We effectively control our operating subsidiaries by being their sole member or shareholder, as applicable.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our General Partner. However, our General Partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our Partnership Agreement generally prohibits our board of directors, without the prior approval of our General Partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. Our board of directors may, however, cause us to mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority, although it is required to obtain the prior approval of our General Partner if any such mortgage, pledge or hypothecation is done for purposes other than securing indebtedness that does not result in our over-leverage, taking into account customary industry leverage levels, our structure and our other assets and liabilities. Our General Partner and our board of directors may also cause us to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our Partnership Agreement are satisfied, our board of directors, with the consent of our General Partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our Partnership Agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Additionally, our board of directors is permitted, with the prior consent of our General Partner, to merge or consolidate the Partnership with or into another entity in certain circumstances, provided that each unit outstanding immediately prior to the effective date of the merger is to be an identical unit after the effective date of the merger and the number of units issued by the Partnership in such merger does not exceed 20% of units outstanding immediately prior to the effective date of such merger.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our Partnership Agreement. We will dissolve upon:

(1)	the election by our General Partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3)	the entry of a decree of judicial dissolution of us;

(4)

the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor; or

(5)	such time when there are no limited partners, unless we are continued without dissolution in accordance with the MILPA.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our General Partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Our General Partner may withdraw as general partner without first obtaining approval of any unitholder or our board of directors by giving 90 days’ written notice. If that happens, such withdrawal will not constitute a violation of our Partnership Agreement. Please read “—Transfer of General Partner Interests” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class and a majority vote of our board of directors, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our General Partner’s removal. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and general partner units, voting as a single class.

Our Partnership Agreement also provides that if our General Partner is removed as our general partner under circumstances where cause (as defined in our Partnership Agreement) does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal, our General Partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our General Partner under circumstances where cause exists or withdrawal of our General Partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing General Partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our General Partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our General Partner may transfer all or any part of its General Partner interest in us to another person without the approval of the holders of our outstanding units. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability.

Our General Partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders.

However, this may trigger a “Change of Control”, as defined in our Partnership Agreement.

Transfer of Incentive Distribution Rights

The incentive distribution rights are freely transferable.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Capital GP L.L.C. as our General Partner or otherwise change management. If any person or group other than our General Partner and its affiliates acquires beneficial ownership of 5% or more of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all units (subject to certain exceptions).

The Partnership Agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal, our General Partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our General Partner and its affiliates hold more than 90% of the then-issued and outstanding limited partnership interests of any class, our General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partnership interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least ten but not more than 60 days’ notice at the greater of (x) the average of the daily closing prices of the limited partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for limited partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the limited partnership interests to be repurchased by it upon the exercise of this limited call right.

As a result of the General Partner’s right to purchase outstanding limited partnership interests, a holder of limited partnership interests may have the holder’s limited partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of units in the market. Please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S.

Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Common Units” in the Annual Report.

Board of Directors

Under our Partnership Agreement, our General Partner delegates to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor General Partner of the partnership. Our board of directors shall consist of eight persons, three of whom are appointed by our General Partner in its sole discretion and five of whom are elected by the common unitholders. Three of the five elected directors (a) shall not be security holders, officers or employees of our General Partner, directors, officers or employees of any affiliate of our General Partner or holders of any interest in the partnership group (other than our common units) and (b) shall meet the required independence standards.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that beneficially owns 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

the name and address of the limited partner or limited partners making the nomination or nominations;

the number of common units beneficially owned by the limited partner or limited partners;

the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

a certification that the nominee(s) qualify as “elected directors” within the meaning of the Partnership Agreement.

Our General Partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s final, non-appealable judgment finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any elected board member may be removed at any time for cause by the affirmative vote of a majority of the other elected board members. Any elected board member may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units that are entitled to vote in an election of elected directors. Any appointed board member may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our General Partner may fill the vacancy. If any board member elected by the common unitholders is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning 5% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our board of directors, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting at which all limited partners were present and voted. Special meetings of the unitholders may be called by our General Partner, our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage; provided, however, that if any meeting has been adjourned for a second time due to absence of a quorum, the act of the limited partners holding at least 25% of all outstanding units and which are represented in person or by proxy at such meeting shall be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of our Partnership Agreement.

Each record holder of a common unit may vote according to the holder’s percentage interest in us, subject to special voting rights attaching to certain limited partner interests having special voting rights. Please read “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

To preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group, other than our General Partner and its affiliates, owns beneficially 5% or more of any class of units then outstanding, any units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders to vote on any matter (unless otherwise required by law), calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our Partnership Agreement. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of the same class of units entitled to vote. Our Partnership Agreement provides certain exceptions to such limitation, including when a person acquired securities directly from our General Partner or its affiliates or with the approval of our board of directors, but only for so long as such exception would not jeopardize our tax exemption under Section 883 of the Code.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events arising as a result of such person’s service to the Partnership:

(1)	our General Partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, partner fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our General Partner or any departing general partner;

(6)	any person designated by our board of directors; and

(7)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against any liabilities that may be asserted against, and any expenses that may be incurred by, persons for our activities or such person’s activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement.

Reimbursement of Expenses

Our Partnership Agreement requires us to reimburse our General Partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our General Partner by its affiliates. Our General Partner and the members of our board of directors are entitled to determine in good faith the expenses that are allocable to us. Members of our board of directors are entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their services to us.

Books and Reports

Our General Partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis in accordance with U.S. GAAP. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements, including a balance sheet and statement of operations, our equity and cash flows, and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his or her interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

a current list of the name and last known addresses of each partner;

information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution or services contributed or to be contributed by each partner and the date on which each became a partner;

copies of the Partnership Agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

information regarding the status of our business and financial position; and

any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our Partnership Agreement, we have agreed to register for resale under the Securities Act of 1933, as amended and applicable state securities laws any common units or other partnership securities proposed to be sold by our General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights generally continue for two years following any withdrawal or removal of Capital GP L.L.C. as our general partner and for so long thereafter as is required for our General Partner or its affiliates and assignees to sell all of the partnership securities with respect to which it has requested during such two-year period, inclusion in a registration statement otherwise filed or that a registration statement be filed. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Transfer of Common Units

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

is bound by our Partnership Agreement;

grants the powers of attorney set forth in the Partnership Agreement; and

gives the consents and waivers contained in our Partnership Agreement.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner of such common units without further inquiry, except as otherwise provided by law or stock exchange regulations. In that case, we expect that the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Distributions of Available Cash

For further discussion of distributions of available cash, please read “Item 8. Financial Information—How We Make Cash Distributions” in our Annual Report.

General

Within approximately 45 days after the end of each quarter, subject to legal limitations, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash means, for each fiscal quarter, all cash and cash equivalents on hand at the end of the quarter:

less the amount of cash reserves established by our board of directors to:

provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

comply with applicable law, any of our debt instruments, or other agreements; or

to the extent permitted under our Partnership Agreement, provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters;

plus all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Minimum Quarterly Distribution

Our Partnership Agreement provides that the minimum quarterly distribution on our common units is (on a pre-reverse split-adjusted basis) $0.2325 per unit, which is equal to $0.93 per unit per year, or (on a reverse split-adjusted basis) $1.6275 per unit, which is equal to $6.51 per unit per year. You should note that there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Failure to distribute the minimum quarterly distribution on the common units results in our inability to establish certain cash reserves (see “—Definition of Available Cash” above).

Distribution Policy

Our cash distribution policy generally reflects a basic judgment that our unitholders are better served by us distributing our available cash (after deducting expenses, including cash reserves) rather than retaining it. Because we believe that, subject to our ability to obtain required financing and access financial markets, we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by us distributing all of our available cash. The board of directors seeks to maintain a balance between the level of reserves it takes to protect our financial position and liquidity against the desirability of maintaining distributions on the limited partnership interests. We intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the repayment or refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions.

Even if our cash distribution policy is not modified or revoked, the decision to make any distribution and the amount thereof are determined by our board of directors, taking into consideration the terms of our Partnership Agreement. Our distribution policy is subject to certain restrictions, including the following:

Our common unitholders have no contractual or other legal right to receive distributions other than the right under our Partnership Agreement to receive available cash on a quarterly basis. Our board of directors has broad discretion to establish reserves and other limitations in determining the amount of available cash.

While our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended. The Partnership Agreement can be amended in certain circumstances with the approval of a majority of the outstanding common units.

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our Partnership Agreement and the establishment of any reserves for the prudent conduct of our business.

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if, after giving effect to the distribution, our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) would exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

We may lack sufficient cash to pay distributions on our common units due to, among other things, decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

Our distribution policy will be affected by restrictions on distributions under our credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

We have generally declared distributions on our common units in January, April, July and October of each year and paid those distributions in the subsequent month according to our distribution policy, which has changed from time to time.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below. If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period (as described below); plus the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); then the proceeds of the liquidation will be applied as follows:

first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

any arrearages in payment of the minimum quarterly distribution on the common units issued in our initial public offering for any prior quarters during the subordination period; plus the initial unit price of the common units issued in our initial public offering (adjusted as our board of directors determines to be appropriate to give effect to any distribution, subdivision or combination, such as the reverse unit split we effected in March 2019 in connection with the DSS Transaction) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); then the proceeds of the liquidation will be applied as follows:

first, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to such initial unit price (as adjusted) (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

second, 98.0% to the common unitholders, pro rata, and 2.0% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our General Partner.

The preceding paragraph is based on the assumption that our General Partner maintains its initial 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. As of the date of the Annual Report, our General Partner holds a 1.8% general partner interest.